UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Second Quarter 2025 Financial Results

Subscription revenue reached US$57.2 million, representing 11.2% growth in FXN

Non-GAAP subscription gross profit of US$45.7 million, a 14.7% growth in FXN and 79.9% margin

Non-GAAP income from operations of US$8.5 million, reaching 14.4% margin and 3.3 p.p. margin increase YoY

NEW YORK, August 7, 2025 – VTEX (NYSE: VTEX), the backbone for connected commerce, today announced results for the second quarter of 2025 ended June 30, 2025. VTEX results have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as well as the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “We continue to invest with conviction in the capabilities that define the future of enterprise commerce. From scalable B2B solutions to monetization engines like Retail Media, our platform is built not only to meet today’s demands but to anticipate what’s next. Despite a challenging market for our retailer base in Brazil and Argentina, our AI initiatives on support-cost efficiency combined with our disciplined execution delivered a quarter of resilient operational profitability. As a result, we have raised our non-GAAP income from operations and free cash flow guidance by over 10%. This combination of product leadership and financial discipline positions us exceptionally well for sustainable, long-term growth.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “Our progress in the US and Europe highlights the growing global relevance of the VTEX platform. By delivering measurable outcomes, we’re earning the trust of enterprise brands in some of the world’s most advanced and competitive markets. This quarter, we are proud to welcome iconic names like KitchenAid and Road Runner Sports in the US, a clear validation of the strength of our value proposition. VTEX is establishing itself as a trusted global partner for enterprise commerce, and we’re just getting started.”

Second Quarter 2025 Financial Highlights

•
GMV reached US$4.8 billion in the second quarter of 2025, representing a YoY increase of 9.1% in USD and 13.6% on an FX neutral basis.
•
Total revenue increased to US$58.8 million in the second quarter of 2025 from US$56.5 million in the second quarter of 2024, representing a YoY increase of 4.0% in USD and 9.0% on an FX neutral basis.
•
Subscription revenue represented 97.4% of total revenues, reaching US$57.2 million in the second quarter of 2025, from US$54.0 million in the second quarter of 2024. This represents a YoY increase of 6.1% in USD and 11.2% on an FX neutral basis.
•
Non-GAAP subscription gross profit was US$45.7 million in the second quarter of 2025, compared to US$42.2 million in the second quarter of 2024, representing a YoY increase of 8.5% in USD and 14.7% on an FX neutral basis.
o
Non-GAAP subscription gross margin was 79.9% in the second quarter of 2025, compared to 78.1% in the same quarter of 2024.
•
Non-GAAP income from operations was US$8.5 million during the second quarter of 2025, compared to a non-GAAP income from operations of US$6.3 million in the same quarter of 2024.
•
Non-GAAP net income was US$7.9 million during the second quarter of 2025, compared to a non-GAAP net income of US$10.7 million in the same quarter of 2024.
•
Non-GAAP free cash flow was US$7.1 million during the second quarter of 2025, compared to a non-GAAP free cash flow of US$3.0 million in the same quarter of 2024.
•
As of June 30, 2025, our total headcount was 1,283, decreasing 2.8% QoQ and 4.2% YoY.

•
During the second quarter of 2025, we executed 100% of the remaining authorized share repurchase amount and repurchased 0.8 million shares at an average price of US$4.82 per share for a total cost of US$3.9 million. Considering the current and the previous years’ share repurchase programs, the total executed amount reached 16.0 million shares, with an average price of US$4.86 per share and a total cost of US$78.2 million.
•
On July 31st 2025, our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$40.0 million.

Second Quarter 2025 Commercial Highlights:

New customers who initiated their operations with us, among others:

•
Alo Yoga, Amigão Supermercados, Drogaleste, and Lindt in Brazil;
•
ShopAZ in Kosovo;
•
Fraiche in Mexico;
•
Cash Piscines in France;
•
The Delta House in Portugal;
•
Road Runner Sports and American Water Resources in the US.

Existing customers expanding their operations with us by opening new online stores, among others:

•
Hinode Group added a B2B store in Colombia, now running B2B and B2C models across four countries in Latin America;
•
Keune continues to expand its B2B presence across Europe, adding Sweden and Norway to its Germany, Belgium, France, Netherlands, and UK operations;
•
LG launched a new store in Ecuador, expanding its presence across Latin America;
•
Veste launched Estoque in Brazil, their multi-brand outlet that offers discounted items from across the group’s premium fashion labels, expanding its portfolio of VTEX stores that already include Le Lis, Bo.bô, John John, Dudalina, and Individual;
•
Whirlpool launched KitchenAid in the US, marking its first US store launch with VTEX while continuing our global relationship in over 20 countries.

Second Quarter 2025 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•
Bemol, one of Brazil’s largest retailers, launched its retail media operation, Bemol Ads, with VTEX Ads as a strategic partner, turning its ecommerce into a monetization engine. In its largest campaign, the retailer used ad formats like sponsored products and dynamic banners to generate over R$1 million in incremental sales with a ROAS over 40x. Powered by targeted segmentation and real-time optimization, the campaign boosted both revenue and advertiser satisfaction. Bemol now plays a key role in the VTEX Ads ecosystem, expanding ad inventory and driving continued media investment.
•
Espaço Smart, a Brazilian leader in industrialized construction systems, launched a B2B ecommerce channel on VTEX to better serve professional buyers like contractors and distributors. After noticing strong usage of its B2C site by enterprise clients, the company created a tailored experience with personalized pricing, quick reordering, and digital quote requests, streamlining purchases and cutting negotiation time. Fully integrated with its ERP and 43 physical stores, the channel offers real-time control over pricing, inventory, and taxes. The result is increased agility, deeper customer engagement, and measurable progress toward scalable, sustainable growth.

•
FARM, a leading Brazilian fashion brand, expanded its digital presence across Latin America by launching cross-border ecommerce with VTEX in just six months. The brand went live in Chile, Colombia, Peru, Uruguay, Paraguay, Argentina, and Bolivia using a unified infrastructure that supports local pricing, regulations, and tailored storefronts. With VTEX IO and a centralized admin, FARM streamlined operations and enabled deliveries from Brazil in an average of six business days. The lean setup and composable architecture allowed the brand to scale efficiently while maintaining its vibrant identity and strong customer retention.
•
Fraiche, a leading Mexican beauty and fragrance brand with over 700 franchisees, launched their new B2C ecommerce operation on VTEX to modernize its digital presence after limited success with previous platforms. The new site preserves the brand’s identity and supports over 900 distributor accounts with tailored pricing and offers. Built with native tools for catalog management, promotions, customer segmentation, and analytics, it’s designed to boost both user experience and operational efficiency. The company is also exploring future enhancements like in-store pickup, last-mile logistics, and live shopping as part of its broader digital strategy.
•
Lindt partnered with VTEX in Brazil to elevate its direct-to-consumer ecommerce strategy, aiming to differentiate through a premium experience aligned with its global identity. The project focused on improving usability, conversion, and nationwide delivery coverage, addressing previously low satisfaction scores, conversion rates, and bounce rates. Implemented on VTEX FastStore with a regionalized franchise architecture, the solution featured key customizations and integration with Lindt's loyalty program. This migration empowered Lindt to deliver a consistent, scalable, and delightful digital experience across Brazil.
•
Reckitt, a global consumer goods leader, scaled its retail media strategy with VTEX Ads to drive performance and efficiency, particularly in the complex pharmaceutical sector. Moving from fragmented buys to an integrated, data-driven approach, the brand activated campaigns with 19 retail partners — achieving a sevenfold increase in sales driven by retail media and a fivefold boost in campaign consumption, both while tripling its ROAS. With flexible formats, real-time optimization, and strong retailer collaboration, Reckitt aligned media with business goals and established VTEX Ads as its central engine for scalable retail media success.
•
Road Runner Sports, a leading US specialty retailer, modernized its ecommerce by migrating from a legacy platform to VTEX, adopting a headless, API-first architecture to unify digital and physical channels. Instead of a full replatforming, the company chose a phased approach, first moving its ecommerce engine to VTEX, then gradually adopting native capabilities. The architecture features a decoupled front end integrated with third-party services, while VTEX powers core commerce functions like catalog, pricing, and promotions. This shift laid the foundation for faster innovation, improved efficiency, and a scalable, future-ready commerce ecosystem.
•
ShopAZ, a next-generation marketplace born in Kosovo, launched as a greenfield initiative with the clear mission of empowering sellers of all sizes through a seamless, tech-forward platform. Built for scalability and efficiency, ShopAZ chose VTEX for its powerful native marketplace capabilities, particularly the Seller Portal, which enables streamlined seller onboarding and management with minimal operational overhead. The headless implementation, paired with a unified commerce backbone, gives ShopAZ full flexibility to customize the buyer experience while centralizing critical marketplace functions. With VTEX at its core, ShopAZ is setting a new standard for digital commerce in emerging markets and beyond.
•
The Delta House, a digital initiative from Portugal’s iconic Delta Cafés, was launched as a greenfield project using the VTEX platform. Focused on delivering a premium and personalized multi-category shopping experience, the brand chose VTEX for its flexibility, multiple payment options, and native features like pickup points. Our unified admin made it easy for the team to manage logistics, payments, and marketing in one place. Implemented in just five months with custom integrations, the project brought the Delta spirit online while laying the groundwork for digital growth.

•
Via Marte, a leading Brazilian footwear brand, migrated its B2C ecommerce to VTEX over a five-month period with the strategic goal of transforming its online store into a centralized marketplace. Previously operating from a single distribution center in southern Brazil, the brand sought to expand its reach by onboarding partner retailers as sellers, improving delivery times and coverage across the country. With full control over pricing and catalog, the project is set to enhance operational efficiency, offer better inventory visibility, and support smarter decisions.
•
Whirlpool launched KitchenAid’s ecommerce site in the US, its first VTEX implementation in that market, as part of a broader digital transformation. More than a platform migration, the project introduced a modular, scalable architecture with a headless front end and full integration across ERP, PIM, CRM, pricing, and analytics systems via middleware. The site supports seamless fulfillment through four distribution centers and offers advanced features like headless login, personalized engraving, gift wrapping, and flexible checkout options. With this launch, Whirlpool improved performance, reduced complexity, and set a global standard for future deployments.

Business Outlook

VTEX is well-positioned to capture an attractive market opportunity. We remain focused on executing with discipline and leveraging our business model as we navigate a challenging environment. While near-term revenue performance is impacted by market conditions, we are confident in our competitive positioning, our global expansion strategy, the resilience of our business model, and the long-term opportunities ahead.

In this context, we are currently targeting FX neutral YoY subscription revenue growth of 6.0% to 9.0% for the third quarter of 2025, implying a US$57.5 million to US$59.0 million range.

For the full year 2025, we are now targeting FX neutral YoY subscription revenue growth to 9.0% to 12.0%, implying a range of US$233 million to US$239 million based on the average of July FX rates. Moreover, we are raising non-GAAP income from operations and free cash flow margins to high-teens.

We remain confident in VTEX’s ability to execute in today’s complex environment while driving long-term value for our customers, partners, and shareholders. Our Q2 performance, delivered amid a challenging market backdrop, reinforces the strength of our strategic foundation and the resilience of our operating model. As we move into the second half of the year, we stay focused on disciplined execution, accelerating platform innovation, and supporting our customers as they navigate their growth priorities. With a clear roadmap, expanding global presence, and improving margin profile, VTEX is well-positioned to continue scaling with purpose.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding “Forward-Looking Statements” below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months and six months ended June 30, 2025 and 2024.

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
GMV	4,840.3	4,437.5	9,182.1	8,474.4
GMV growth YoY FXN (1)	13.6%	19.4%	15.3%	19.8%
Subscription revenue	57.2	54.0	109.8	104.3
Subscription revenue growth YoY FXN (1)	11.2%	24.8%	13.0%	24.2%
Non-GAAP subscription gross profit (2)(4)	45.7	42.2	87.3	81.0
Non-GAAP subscription gross profit margin (3)(4)	79.9%	78.1%	79.5%	77.6%
Non-GAAP income from operations (4)	8.5	6.3	13.8	9.1
Non-GAAP net income (4)	7.9	10.7	13.2	13.2
Total number of employees	1,283	1,339	1,283	1,339

(1)
Calculated by using the average monthly exchange rates for the applicable months during 2024, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2025, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.
(2)
Corresponds to our subscription revenues minus our subscription costs.
(3)
Corresponds to our subscription gross profit divided by subscription revenues.
(4)
Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-800-715-9871 (Conference ID –9262891–) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding non-GAAP financial metrics

For investor convenience, this document presents certain non-GAAP financial measures. We regularly assess other metrics that are not in accordance with U.S. generally accepted accounting principles (“GAAP”) and are defined as non-GAAP financial measures by the SEC. These measures help us evaluate our business, track performance, prepare financial forecasts, and make strategic decisions. The key metrics we consider include non-GAAP subscription gross profit, non-GAAP income from operations, non-GAAP net income, free cash flow, and FX Neutral measures.

These non-GAAP financial measures, which may differ from similarly titled non-GAAP measures used by other companies, provide supplemental insights into our operating performance. They exclude certain gains, losses, and non-cash charges that occur infrequently or that management considers unrelated to our core operations.

Reconciliation of non-GAAP measures

The following table presents a reconciliation of our non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Subscription revenue	57.2	54.0	109.8	104.3
Subscription cost	(11.6)	(11.9)	(22.7)	(23.4)
Subscription gross profit	45.7	42.1	87.2	80.9
Share-based compensation	0.1	0.1	0.2	0.1
Non-GAAP subscription gross profit	45.7	42.2	87.3	81.0
Non-GAAP subscription gross margin	79.9%	78.1%	79.5%	77.6%

The following table presents a reconciliation of our non-GAAP S&M expenses to S&M expenses for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Sales & Marketing expense	(17.4)	(17.3)	(34.3)	(34.5)
Share-based compensation expense	1.1	1.0	1.9	2.0
Amortization related to acquisitions	0.4	0.3	0.8	0.6
Earn out expenses related to acquisitions	—	—	0.3	—
Non-GAAP Sales & Marketing expense	(16.0)	(16.0)	(31.3)	(31.9)

The following table presents a reconciliation of our non-GAAP R&D expenses to R&D expenses for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Research & Development expense	(15.4)	(14.3)	(30.3)	(28.3)
Share-based compensation expense	1.3	1.2	2.4	2.6
Amortization related to acquisitions	0.2	0.1	0.3	0.3
Earn out expenses related to acquisitions	—	—	0.2	—
Non-GAAP Research & Development expense	(13.9)	(13.0)	(27.5)	(25.4)

The following table presents a reconciliation of our non-GAAP G&A expenses to G&A expenses for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
General & Administrative expense	(9.0)	(9.4)	(18.1)	(18.2)
Share-based compensation expense	2.4	2.6	4.9	4.8
Amortization related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(6.7)	(6.8)	(13.2)	(13.4)

The following table presents a reconciliation of our non-GAAP income from operations to income (loss) from operations for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Income (loss) from operations	2.9	0.8	2.7	(1.7)
Share-based compensation expense	5.0	5.0	9.6	9.9
Amortization related to acquisitions	0.6	0.4	1.0	0.9
Earn out expenses related to acquisitions	—	—	0.5	—
Non-GAAP income from operations	8.5	6.3	13.8	9.1

The following table presents a reconciliation of our non-GAAP net income to our net income provided for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Net income	3.0	6.6	3.8	5.7
Share-based compensation expense	5.0	5.0	9.6	9.9
Amortization related to acquisitions	0.6	0.4	1.0	0.9
Earn out expenses related to acquisitions	—	—	0.5	—
Net gain on equity investments	—	(0.6)	—	(1.6)
Income taxes related to non-GAAP adjustments	(0.7)	(0.7)	(1.7)	(1.6)
Non-GAAP net income	7.9	10.7	13.2	13.2

The following table presents a reconciliation of our free cash flow to net cash provided by operating activities for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2025	2024	2025	2024
Net cash provided by operating activities	7.3	3.5	14.0	5.8
Acquisitions of property and equipment	(0.1)	(0.5)	(0.2)	(1.3)
Free Cash Flow	7.1	3.0	13.8	4.5

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months ended June 30, 2025:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2Q25	2Q24	% Change	2Q25	2Q24	% Change
Subscription revenue	57.2	54.0	6.1%	60.0	54.0	11.2%
Services revenue	1.5	2.6	(39.7%)	1.6	2.6	(38.5%)
Total revenue	58.8	56.5	4.0%	61.6	56.5	9.0%
Gross profit	45.3	41.6	8.9%	47.9	41.6	15.2%
Income from operations	2.9	0.8	260.7%	3.3	0.8	312.4%

The financial information in this press release has not been audited. Numbers have been calculated using whole amounts rather than rounded amounts. This might cause some figures not to total due to rounding.

About VTEX

VTEX (NYSE: VTEX) is the commerce suite of choice for bold CIOs and CEOs globally, delivering transformative outcomes with unprecedented operational efficiency. By unifying a comprehensive ecosystem of solutions—including B2C, B2B, Omnichannel, and Retail Media—VTEX empowers brands and retailers to eliminate friction, foster collaboration, and accelerate growth. More than just software, VTEX is an agent of transformation, seamlessly connecting customers, partners, and developers to drive tangible business results. Trusted by 2.4 thousand global B2C and B2B customers, including Carrefour, Colgate, Sony, Stanley Black & Decker, and Whirlpool, VTEX supports 3.4 thousand active online stores across 43 countries (FY ended December 31, 2024). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Subscription revenue	57,248	53,974	109,828	104,325
Services revenue	1,542	2,556	3,127	4,842
Total revenue	58,790	56,530	112,955	109,167
Subscription cost	(11,597)	(11,874)	(22,677)	(23,435)
Services cost	(1,916)	(3,082)	(4,019)	(6,287)
Total cost	(13,513)	(14,956)	(26,696)	(29,722)
Gross profit	45,277	41,574	86,259	79,445
Operating expenses
General and administrative	(9,025)	(9,435)	(18,060)	(18,246)
Sales and marketing	(17,441)	(17,324)	(34,288)	(34,530)
Research and development	(15,416)	(14,335)	(30,284)	(28,291)
Other income (losses)	(482)	327	(911)	(55)
Income (loss) from operations	2,913	807	2,716	(1,677)
Other income (expense), net	888	5,536	2,525	4,791
Income before income tax	3,801	6,343	5,241	3,114
Total income tax	(815)	210	(1,394)	2,575
Net income for the period	2,986	6,553	3,847	5,689
Non-controlling interest	(8)	(16)	(5)	(24)
Attributable to controlling shareholders	2,994	6,569	3,852	5,713
Earnings per share
Basic earnings per share	0.016	0.036	0.021	0.031
Diluted earnings per share	0.016	0.034	0.020	0.030

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	21,341	18,673
Marketable securities	189,446	196,135
Trade receivables	55,534	52,519
Recoverable taxes	9,143	10,327
Deferred commissions	1,896	1,671
Prepaid expenses and other current assets	6,476	5,265
Total current assets	283,836	284,590

Non-current assets
Equity investments	9,649	9,649
Trade receivables	8,096	11,384
Deferred tax assets	13,639	13,968
Recoverable taxes	1,884	1,364
Deferred commissions	4,902	4,852
Prepaid expenses and other non-current assets	1,188	1,119
Right-of-use assets	3,701	3,220
Property and equipment, net	2,988	2,970
Intangible assets, net	9,160	6,822
Goodwill	26,530	22,168
Total non-current assets	81,737	77,516
Total assets	365,573	362,106

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2025	December 31, 2024
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	37,727	36,003
Taxes payable	6,585	7,863
Lease liabilities	1,989	1,617
Deferred revenue	36,276	32,521
Accounts payable from acquisition of subsidiaries	16	29
Other current liabilities	3,204	1,989
Total current liabilities	85,797	80,022

Non-current liabilities
Accounts payable and accrued expenses	3,964	1,754
Taxes payable	177	160
Lease liabilities	1,853	1,695
Accounts payable from acquisition of subsidiaries	1,463	943
Deferred revenue	21,014	22,217
Deferred tax liabilities	699	808
Other non-current liabilities	343	361
Total non-current liabilities	29,513	27,938
Commitments and contingencies
EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized; Class A: 101,296,497 and 103,947,244 issued; 101,296,497 and 103,874,660 outstanding. Class B: 80,666,730 and 80,866,730 issued and outstanding	18	18
Additional paid-in capital	354,803	365,933
Accumulated other comprehensive income (loss)	1,365	(2,023)
Accumulated losses	(105,962)	(109,814)
Equity attributable to VTEX’s shareholders	250,224	254,114
Non-controlling interests	39	32
Total shareholders’ equity	250,263	254,146
Total liabilities and equity	365,573	362,106

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Six months ended
	June 30, 2025	June 30, 2024
Income for the period	3,847	5,689
Adjustments for:
Depreciation and amortization	1,547	1,462
Deferred income tax	1,324	(2,756)
Loss on disposal of rights of use, property, equipment, and intangible assets	7	128
Expected credit losses from trade receivables	843	422
Share-based compensation	8,749	8,539
Gain on investments and other financial instruments, net	(8,183)	(10,575)
Others and foreign exchange, net	4,222	5,948
Change in operating assets and liabilities
Trade receivables	3,475	(12,522)
Recoverable taxes	1,030	(3,726)
Prepaid expenses and other assets	(894)	447
Accounts payable and accrued expenses	574	3,737
Operating leases	(783)	(867)
Taxes payable	(1,650)	(1,083)
Deferred revenue	(645)	10,132
Other liabilities	489	799
Net cash provided by operating activities	13,952	5,774
Cash flows from investing activities
Proceeds from disposal of joint venture	—	1,026
Purchase of marketable securities and equity investments	(107,979)	(67,538)
Sales and maturities of marketable securities and equity investments	119,455	60,592
Acquisition of subsidiaries net of cash acquired	(3,678)	—
Acquisitions of property and equipment	(200)	(1,259)
Derivative financial instruments	478	(2,201)
Net cash provided by (used in) investing activities	8,076	(9,380)
Cash flows from financing activities
Proceeds from the exercise of stock options	223	1,399
Net-settlement of share-based payment	(1,427)	(1,605)
Buyback of shares	(18,911)	—
Acquisition of subsidiary noncontrolling interest	(164)	—
Payment of loans and financing	(47)	—
Net cash used in financing activities	(20,326)	(206)
Net increase (decrease) in cash and cash equivalents	1,702	(3,812)
Cash and cash equivalents, beginning of the period	18,673	28,035
Effect of exchange rate changes	966	(1,313)
Cash and cash equivalents, end of the period	21,341	22,910
Supplemental cash flow information:
Cash (paid) refunded for income taxes	299	(632)
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	938	287
Unpaid amount related to business combinations	507	—
Unpaid amount related to intangible assets acquisitions	1,446	—
Transactions with non-controlling interests	12	14

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 7, 2025

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer